FILE NO. 082-04861



(Excerpt translation)



# BRIEF STATEMENT OF ACCOUNTS FOR THE INTERIM PERIOD OF THE YEAR ENDING MARCH 31, 2008

November 5, 2007



| | |
|---|---|
| Name of the Company: | MegaChips Corporation |
| Listing: | 1st Section, Tokyo Stock Exchange |
| Code number: | 6875 |
| URL: | http://www.megachips.co.jp/ |
| Representative: | Shigeki Matsuoka<br>President and Representative Director |
| Person to contact: | Masayuki Fujii<br>Director and Department Manager,<br>Corporate Planning Department |
| Scheduled date of filing of semiannual securities report: | December 14, 2007 |
| Scheduled date of payment of dividends: | - |

## 1. Consolidated operating results for the interim period ended September 30, 2007 (April 1, 2007 through September 30, 2007):

(Figures are indicated by discarding fractions of one million yen)

### (1) Consolidated operating results

(The percentages indicate the rates of increase or decrease from the interim period of the previous fiscal year.)

| | Interim period ended September 30 | | Year ended March 31 |
|---|---|---|---|
| | 2007 | 2006 | 2007 |
| Net sales | ¥25,456 million<br>38.3% | ¥18,405 million<br>51.8% | ¥44,696 million |
| Operating income | ¥1,600 million<br>48.2% | ¥1,079 million<br>52.2% | ¥2,920 million |
| Ordinary income | ¥1,534 million<br>43.8% | ¥1,067 million<br>50.9% | ¥2,869 million |
| Net income | ¥1,627 million<br>205.9% | ¥531 million<br>42.2% | ¥1,519 million |
| Net income per share | ¥65.67 | ¥21.49 | ¥61.34 |
| Fully diluted earnings per share | ¥65.39 | ¥21.40 | ¥61.07 |

(For reference) Investment gain (loss) on equity method:

Interim period ended September 30, 2007: ¥-
Interim period ended September 30, 2006: ¥-
Year ended March 31, 2007: ¥-

### (2) Consolidated financial condition

| | Interim period ended September 30 | | Year ended March 31 |
|---|---|---|---|
| | 2007 | 2006 | 2007 |
| Total assets | ¥37,666 million | ¥27,236 million | ¥32,342 million |
| Net assets | ¥21,156 million | ¥16,827 million | ¥19,693 million |
| Net worth ratio | 56.2% | 61.8% | 60.9% |
| Net assets per share | ¥853.56 | ¥679.54 | ¥794.84 |

(For reference) Net worth:

Interim period ended September 30, 2007: ¥21,156 million
Interim period ended September 30, 2006: ¥16,827 million
Year ended March 31, 2007: ¥19,693 million

(3) Consolidated cash flow condition

| | Interim period ended September 30 | | Year ended March 31 |
|---|---|---|---|
| | 2007 | 2006 | 2007 |
| Cash flows from operating activities | (¥1,445 million) | ¥1,134 million | (¥1,919 million) |
| Cash flows from investing activities | (¥555 million) | (¥302 million) | (¥660 million) |
| Cash flows from financing activities | ¥1,570 million | (¥361 million) | ¥2,633 million |
| Cash and cash equivalents at the end of the period | ¥4,309 million | ¥5,135 million | ¥4,737 million |

## 2. Dividends:

| | (Record date) | Year ended March 31, 2007 | Year ending March 31, 2008 | Year ending March 31, 2008 (forecast) |
|---|---|---|---|---|
| Dividend per share: | First quarter-end | - | - | |
| | Interim period-end | - | - | |
| | Third quarter-end | - | | Undecided |
| | Year-end | ¥18.00 | | Undecided |
| | Annual | ¥18.00 | Undecided | Undecided |

## 3. Forecast of consolidated operating results for the year ending March 31, 2008 (April 1, 2007 through March 31, 2008):

(The percentages indicate the rates of increase or decrease from the previous fiscal year.)

| | Whole-year period | |
|---|---|---|
| Net sales | ¥55,800 million | 24.8% |
| Operating income | ¥3,600 million | 23.3% |
| Ordinary income | ¥3,600 million | 25.5% |
| Net income | ¥2,650 million | 74.4% |
| Net income per share | ¥106.92 | |

(For reference) Summary of the non-consolidated operating results

1. Non-consolidated operating results for the interim period ended September 30, 2007 (April 1, 2007 through September 30, 2007):

(1) Non-consolidated operating results

(The percentages indicate the rates of increase or decrease from the interim period of the previous fiscal year.)

| | Interim period ended September 30 | | Year ended March 31 |
|---|---|---|---|
| | 2007 | 2006 | 2007 |
| Net sales | ¥25,502 million<br>- | ¥454 million<br>7.6% | ¥911 million |
| Operating income | ¥1,651 million<br>- | (¥20 million)<br>- | ¥22 million |
| Ordinary income | ¥1,582 million<br>31.1% | ¥1,206 million<br>- 0.4% | ¥1,323 million |
| Net income | ¥2,804 million<br>135.7% | ¥1,189 million<br>2.0% | ¥1,248 million |
| | ¥113.18 | ¥48.06 | ¥50.42 |

(2) Non-consolidated financial condition

| | Interim period ended September 30 | | Year ended March 31 |
|---|---|---|---|
| | 2007 | 2006 | 2007 |
| Total assets | ¥35,471 million | ¥19,468 million | ¥22,584 million |
| Net assets | ¥18,957 million | ¥16,296 million | ¥16,371 million |
| Net worth ratio | 53.4% | 83.7% | 72.5% |
| Net assets per share | ¥764.84 | ¥658.06 | ¥660.75 |

(For reference) Net worth:

| | |
|---|---|
| Interim period ended September 30, 2007: | ¥18,957 million |
| Interim period ended September 30, 2006: | ¥16,296 million |
| Year ended March 31, 2007: | ¥16,371 million |

2. Forecast of non-consolidated operating results for the year ending March 31, 2008 (April 1, 2007 through March 31, 2008):

(The percentages indicate the rates of increase or decrease from the previous fiscal year.)

| | Whole-year period | |
|---|---|---|
| Net sales | ¥54,800 million | - % |
| Operating income | ¥3,600 million | - % |
| Ordinary income | ¥3,600 million | 172.1% |
| Net income | ¥3,950 million | 216.3% |
| Net income per share | ¥159.36 | |

# CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(1) Consolidated Interim Balance Sheet

| | Interim period ended September 30, 2006 (as at September 30, 2006) | | Interim period ended September 30, 2007 (as at September 30, 2007) | | Year ended March 31, 2007 (as at March 31, 2007) | |
|---|---|---|---|---|---|---|
| | Amount | Component ratio | Amount | Component ratio | Amount | Component ratio |
| | (thousands of yen) | (%) | (thousands of yen) | (%) | (thousands of yen) | (%) |
| **ASSETS** | | | | | | |
| **I. Current assets** | | | | | | |
| 1. Cash and deposits | 5,135,105 | | 4,309,464 | | 4,737,569 | |
| 2. Trade notes and trade accounts receivable | 14,529,812 | | 21,718,124 | | 18,316,089 | |
| 3. Inventories | 2,889,979 | | 4,256,528 | | 2,357,514 | |
| 4. Deferred tax assets | 198,965 | | 383,320 | | 218,698 | |
| 5. Others | 386,850 | | 239,283 | | 411,803 | |
| Allowance for doubtful receivables | (1,222) | | (1,697) | | (1,448) | |
| Total current assets | 23,139,491 | 85.0 | 30,905,023 | 82.1 | 26,040,227 | 80.5 |
| **II. Fixed assets** | | | | | | |
| 1. Tangible fixed assets | | | | | | |
| (1) Buildings | 86,078 | | 79,697 | | 87,652 | |
| (2) Others | 68,560 | | 84,402 | | 73,056 | |
| Total tangible fixed assets | 154,639 | 0.6 | 164,099 | 0.4 | 160,709 | 0.5 |
| 2. Intangible fixed assets | | | | | | |
| (1) Others | 199,487 | | 194,447 | | 154,356 | |
| Total intangible fixed assets | 199,487 | 0.7 | 194,447 | 0.5 | 154,356 | 0.5 |
| 3. Investments and other assets | | | | | | |
| (1) Investment securities | 2,512,309 | | 4,835,234 | | 4,643,485 | |
| (2) Long-term deposits | 400,000 | | 400,000 | | 400,000 | |
| (3) Deferred tax assets | 191,081 | | 76,420 | | 33,383 | |
| (4) Others | 641,955 | | 1,092,960 | | 911,793 | |
| Allowance for doubtful receivables | (2,317) | | (1,446) | | (1,738) | |
| Total investments and other assets | 3,743,028 | 13.7 | 6,403,169 | 17.0 | 5,986,924 | 18.5 |
| Total fixed assets | 4,097,154 | 15.0 | 6,761,716 | 17.9 | 6,301,989 | 19.5 |
| TOTAL ASSETS | 27,236,646 | 100.0 | 37,666,739 | 100.0 | 32,342,216 | 100.0 |

| | Interim period ended September 30, 2006 (as at September 30, 2006) | | Interim period ended September 30, 2007 (as at September 30, 2007) | | Year ended March 31, 2007 (as at March 31, 2007) | |
|---|---|---|---|---|---|---|
| | Amount | Component ratio | Amount | Component ratio | Amount | Component ratio |
| | (thousands of yen) | (%) | (thousands of yen) | (%) | (thousands of yen) | (%) |
| **LIABILITIES** | | | | | | |
| **I. Current liabilities** | | | | | | |
| 1. Trade accounts payable | 6,100,253 | | 7,493,102 | | 4,640,965 | |
| 2. Short-term loans payable | 3,019,999 | | 6,000,000 | | 4,000,000 | |
| 3. Accrued corporate income taxes | 518,336 | | 28,075 | | 968,980 | |
| 4. Allowance for bonuses | 193,456 | | 248,581 | | 210,904 | |
| 5. Allowance for officers' bonuses | 32,502 | | 36,300 | | - | |
| 6. Others | 499,327 | | 645,904 | | 625,334 | |
| Total current liabilities | 10,363,875 | 38.0 | 14,451,962 | 38.4 | 10,446,184 | 32.3 |
| **II. Fixed liabilities** | | | | | | |
| 1. Long-term debts | - | | 2,000,000 | | 2,000,000 | |
| 2. Deferred tax liabilities | - | | - | | 157,671 | |
| 3. Others | 44,792 | | 58,561 | | 44,792 | |
| Total fixed liabilities | 44,792 | 0.2 | 2,058,561 | 5.4 | 2,202,464 | 6.8 |
| TOTAL LIABILITIES | 10,408,668 | 38.2 | 16,510,524 | 43.8 | 12,648,648 | 39.1 |
| **NET ASSETS** | | | | | | |
| **I. Shareholders' equity** | | | | | | |
| 1. Capital | 4,840,313 | 17.8 | 4,840,313 | 12.9 | 4,840,313 | 14.9 |
| 2. Additional paid-in capital | 6,181,300 | 22.7 | 6,181,300 | 16.4 | 6,181,300 | 19.1 |
| 3. Retained earnings | 7,514,455 | 27.6 | 9,675,389 | 25.7 | 8,497,051 | 26.3 |
| 4. Treasury stock | (1,904,005) | (7.0) | (1,868,475) | (5.0) | (1,883,049) | (5.8) |
| Total Shareholders' equity | 16,632,063 | 61.1 | 18,828,527 | 50.0 | 17,635,616 | 54.5 |
| **II. Revaluation and exchange differences, etc.** | | | | | | |
| 1. Revaluation difference of other securities | 107,052 | 0.4 | 2,085,771 | 5.5 | 1,889,059 | 5.9 |
| 2. Foreign exchange translation adjustment | 88,861 | 0.3 | 241,916 | 0.7 | 168,892 | 0.5 |
| Total revaluation and exchange differences, etc. | 195,914 | 0.7 | 2,327,687 | 6.2 | 2,057,951 | 6.4 |
| TOTAL NET ASSETS | 16,827,978 | 61.8 | 21,156,214 | 56.2 | 19,693,567 | 60.9 |
| **TOTAL LIABILITIES AND NET ASSETS** | 27,236,646 | 100.0 | 37,666,739 | 100.0 | 32,342,216 | 100.0 |

## (2) Consolidated Interim Statement of Income

| | Interim period ended September 30, 2006 (from April 1, 2006 to September 30, 2006) | | Interim period ended September 30, 2007 (from April 1, 2007 to September 30, 2007) | | Year ended March 31, 2007 (from April 1, 2006 to March 31, 2007) | |
|---|---|---|---|---|---|---|
| | Amount (thousands of yen) | (%) | Amount (thousands of yen) | (%) | Amount (thousands of yen) | (%) |
| **I. Sales** | 18,405,574 | 100.0 | 25,456,131 | 100.0 | 44,696,215 | 100.0 |
| **II. Cost of sales** | 15,381,260 | 83.6 | 21,671,810 | 85.1 | 37,867,342 | 84.7 |
| Gross profit on sales | 3,024,313 | 16.4 | 3,784,320 | 14.9 | 6,828,872 | 15.3 |
| **III. Selling, general and administrative expenses** | 1,944,383 | 10.5 | 2,183,333 | 8.6 | 3,908,054 | 8.8 |
| Operating income | 1,079,930 | 5.9 | 1,600,987 | 6.3 | 2,920,818 | 6.5 |
| **IV. Non-operating income** | 6,101 | 0.0 | 11,361 | 0.0 | 13,541 | 0.0 |
| 1. Interest received | 2,477 | | 8,472 | | 7,814 | |
| 2. Additional refunds of corporate income taxes | 858 | | 1,107 | | 858 | |
| 3. Transfer back from allowance for doubtful receivables | 1,340 | | 291 | | 1,693 | |
| 4. Gain from release from payment of unpaid dividends | 1,072 | | 1,193 | | 1,072 | |
| 5. Miscellaneous income | 353 | | 295 | | 2,102 | |
| **V. Non-operating expenses** | 18,692 | 0.1 | 77,607 | 0.3 | 65,158 | 0.1 |
| 1. Interest paid | 6,707 | | 32,278 | | 40,070 | |
| 2. Commitment fees | - | | 30,523 | | - | |
| 3. Loss from sale of bonds | - | | - | | 3,213 | |
| 4. Exchange loss | 4,731 | | 12,749 | | 5,896 | |
| 5. Loss from investments in partnership | 5,051 | | 2,057 | | 11,944 | |
| 6. Loss from advance payment for products | 2,034 | | - | | 2,034 | |
| 7. Miscellaneous losses | 168 | | - | | 1,998 | |
| Ordinary income | 1,067,339 | 5.8 | 1,534,741 | 6.0 | 2,869,201 | 6.4 |
| **VI. Special income** | 27,000 | 0.1 | - | - | 36,258 | 0.1 |
| 1. Gain on prior period adjustment | - | | - | | 9,258 | |
| 2. Gain from sale of investment securities | 27,000 | | - | | 27,000 | |
| **VII. Special loss** | 50,000 | 0.2 | 112,210 | 0.4 | 50,000 | 0.1 |
| 1. Litigation settlement payment | 50,000 | | - | | 50,000 | |
| 2. Loss from business restructuring | - | | 96,793 | | - | |
| 3. Extraordinary depreciation of fixed assets | - | | 15,417 | | - | |
| Income before income taxes and others | 1,044,339 | 5.7 | 1,422,530 | 5.6 | 2,855,460 | 6.4 |
| Corporate income taxes, inhabitant taxes and enterprise taxes | 494,734 | 2.7 | 4,465 | 0.0 | 1,316,773 | 3.0 |
| Interperiod tax allocation adjustment | 17,637 | 0.1 | (209,386) | (0.8) | 19,514 | 0.0 |
| Net income | 531,967 | 2.9 | 1,627,451 | 6.4 | 1,519,172 | 3.4 |

(3) Consolidated Interim Statement of Changes in Shareholders' Equity, Etc.

For the interim period of the year ended March 31, 2007 (from April 1, 2006 through September 30, 2006)

(thousands of yen)

| | Shareholders' equity | | | | |
|---|---|---|---|---|---|
| | Capital | Additional paid-in capital | Retained earnings | Treasury stock | Total shareholders' equity |
| Balance as of March 31, 2006 | 4,840,313 | 6,181,300 | 7,441,028 | (1,917,871) | 16,544,770 |
| Changes during the period | | | | | |
| Distribution of surplus* | | | (396,083) | | (396,083) |
| Officers' bonuses* | | | (59,500) | | (59,500) |
| Net income | | | 531,967 | | 531,967 |
| Acquisition of treasury stock | | | | (64) | (64) |
| Disposition of treasury stock | | | (2,957) | 13,930 | 10,973 |
| Changes in items other than shareholders' equity during the period – net | | | | | |
| Total changes during the period | - | - | 73,426 | 13,866 | 87,292 |
| Balance as of September 30, 2006 | 4,840,313 | 6,181,300 | 7,514,455 | (1,904,005) | 16,632,063 |

| | Revaluation and exchange differences, etc. | | | |
|---|---|---|---|---|
| | Revaluation difference of other securities | Foreign exchange translation adjustment | Total revaluation and exchange differences, etc. | Total net assets |
| Balance as of March 31, 2006 | 158,728 | 130,432 | 289,160 | 16,833,931 |
| Changes during the period | | | | |
| Distribution of surplus* | | | | (396,083) |
| Officers' bonuses* | | | | (59,500) |
| Net income | | | | 531,967 |
| Acquisition of treasury stock | | | | (64) |
| Disposition of treasury stock | | | | 10,973 |
| Changes in items other than shareholders' equity during the period – net | (51,675) | (41,570) | (93,245) | (93,245) |
| Total changes during the period | (51,675) | (41,570) | (93,245) | (5,953) |
| Balance as of September 30, 2006 | 107,052 | 88,861 | 195,914 | 16,827,978 |

* Item for the appropriation of retained earnings at the Ordinary General Meeting of Shareholders of the Company held in June 2006

For the interim period of the year ending March 31, 2008 (from April 1, 2007 through September 30, 2007)

(thousands of yen)

| | Shareholders' equity | | | | |
|---|---|---|---|---|---|
| | Capital | Additional paid-in capital | Retained earnings | Treasury stock | Total shareholders' equity |
| Balance as of March 31, 2007 | 4,840,313 | 6,181,300 | 8,497,051 | (1,883,049) | 17,635,616 |
| Changes during the period | | | | | |
| Distribution of surplus | | | (445,983) | | (445,983) |
| Net income | | | 1,627,451 | | 1,627,451 |
| Acquisition of treasury stock | | | | (168) | (168) |
| Disposition of treasury stock | | | (3,130) | 14,742 | 11,611 |
| Changes in items other than shareholders' equity during the period – net | | | | | |
| Total changes during the period | - | - | 1,178,337 | 14,573 | 1,192,911 |
| Balance as of September 30, 2007 | 4,840,313 | 6,181,300 | 9,675,389 | (1,868,475) | 18,828,527 |

| | Revaluation and exchange differences, etc. | | | Total net assets |
|---|---|---|---|---|
| | Revaluation difference of other securities | Foreign exchange translation adjustment | Total revaluation and exchange differences, etc. | |
| Balance as of March 31, 2007 | 1,889,059 | 168,892 | 2,057,951 | 19,693,567 |
| Changes during the period | | | | |
| Distribution of surplus | | | | (445,983) |
| Net income | | | | 1,627,451 |
| Acquisition of treasury stock | | | | (168) |
| Disposition of treasury stock | | | | 11,611 |
| Changes in items other than shareholders' equity during the period – net | 196,712 | 73,023 | 269,735 | 269,735 |
| Total changes during the period | 196,712 | 73,023 | 269,735 | 1,462,647 |
| Balance as of September 30, 2007 | 2,085,771 | 241,916 | 2,327,687 | 21,156,214 |

For the year ended March 31, 2007 (from April 1, 2006 through March 31, 2007)

(thousands of yen)

| | Shareholders' equity | | | | |
|---|---|---|---|---|---|
| | Capital | Additional paid-in capital | Retained earnings | Treasury stock | Total shareholders' equity |
| Balance as of March 31, 2006 | 4,840,313 | 6,181,300 | 7,441,028 | (1,917,871) | 16,544,770 |
| Changes during the year | | | | | |
| Distribution of surplus* | | | (396,083) | | (396,083) |
| Officers' bonuses* | | | (59,500) | | (59,500) |
| Net income | | | 1,519,172 | | 1,519,172 |
| Acquisition of treasury stock | | | | (815) | (815) |
| Disposition of treasury stock | | | (7,565) | 35,637 | 28,072 |
| Changes in items other than shareholders' equity during the year – net | | | | | |
| Total change during the year | - | - | 1,056,023 | 34,822 | 1,090,845 |
| Balance as of March 31, 2007 | 4,840,313 | 6,181,300 | 8,497,051 | (1,883,049) | 17,635,616 |

| | Revaluation and exchange differences, etc. | | | |
|---|---|---|---|---|
| | Revaluation difference of other securities | Foreign exchange translation adjustment | Total revaluation and exchange differences, etc. | Total net assets |
| Balance as of March 31, 2006 | 158,728 | 130,432 | 289,160 | 16,833,931 |
| Changes during the year | | | | |
| Distribution of surplus* | | | | (396,083) |
| Officers' bonuses* | | | | ( 59,500) |
| Net income | | | | 1,519,172 |
| Acquisition of treasury stock | | | | (815) |
| Disposition of treasury stock | | | | 28,072 |
| Changes in items other than shareholders' equity during the year – net | 1,730,331 | 38,460 | 1,768,791 | 1,768,791 |
| Total changes during the year | 1,730,331 | 38,460 | 1,768,791 | 2,859,636 |
| Balance as of March 31, 2007 | 1,889,059 | 168,892 | 2,057,951 | 19,693,567 |

* Item for the appropriation of retained earnings at the Ordinary General Meeting of Shareholders of the Company held in June 2006

(4) Consolidated Interim Statement of Cash Flows

(thousands of yen)

| | Interim period ended September 30, 2006 (from April 1, 2006 to September 30, 2006) | Interim period ended September 30, 2007 (from April 1, 2007 to September 30, 2007) | Year ended March 31, 2007 (from April 1, 2006 to March 31, 2007) |
|---|---|---|---|
| **I. Cash flows from operating activities** | | | |
| Income before income taxes and others | 1,044,339 | 1,422,530 | 2,855,460 |
| Depreciation | 86,450 | 77,964 | 179,841 |
| Amortization of long-term prepaid expenses | 31,663 | 58,612 | 69,104 |
| Loss on disposition of fixed assets | - | - | 1,779 |
| Decrease in allowance for doubtful receivables | (1,340) | (42) | (1,693) |
| Increase in allowance for bonuses | 21,862 | 37,676 | 39,310 |
| Increase in allowance for officers' bonuses | 32,502 | 36,300 | - |
| Interest and dividend income | (2,477) | (8,472) | (8,114) |
| Loss from investments in partnership | 5,051 | 2,057 | 11,944 |
| Exchange (gain) loss | 676 | 10,643 | (1,595) |
| Interest expense | 6,707 | 32,278 | 40,070 |
| Income from sale of investment securities | (27,000) | - | (27,000) |
| Litigation settlement payment | 50,000 | - | 50,000 |
| Loss from business restructuring | - | 107,851 | - |
| Increase in trade accounts receivable | (747,159) | (3,391,886) | (4,527,485) |
| Increase in inventories | (1,919,796) | (1,898,261) | (1,387,331) |
| Increase in trade accounts payable | 3,044,466 | 2,841,752 | 1,597,354 |
| Officers' bonuses paid | (59,500) | - | (59,500) |
| Increase in other current assets | (30,373) | (50,299) | (70,730) |
| Increase in other current liabilities | 103,769 | 10,707 | 207,843 |
| Others | (1,014) | (1,128) | (941) |
| Subtotal | 1,638,828 | (711,717) | (1,031,683) |
| Interest and dividends received | 2,477 | 8,557 | 7,886 |
| Interest paid | (6,296) | (24,931) | (33,300) |
| Corporate income taxes paid | (749,600) | (940,973) | (1,111,455) |
| Corporate income taxes refunded | 249,110 | 223,432 | 249,110 |
| Net cash provided by (used in) operating activities | 1,134,520 | (1,445,631) | (1,919,442) |

| | Interim period ended September 30, 2006 (from April 1, 2006 to September 30, 2006) | Interim period ended September 30, 2007 (from April 1, 2007 to September 30, 2007) | Year ended March 31, 2007 (from April 1, 2006 to March 31, 2007) |
|---|---|---|---|
| **II. Cash flows from investing activities** | | | |
| Purchase of tangible fixed assets | (21,883) | (58,069) | (49,856) |
| Sale of tangible fixed assets | - | 87 | - |
| Purchase of intangible fixed assets | (105,395) | (55,881) | (114,430) |
| Purchase of investment securities | - | (100,000) | - |
| Sale of investment securities | 31,656 | 5,800 | 31,968 |
| Payment for long-term prepaid expenses | (207,960) | (308,731) | (529,699) |
| Payment of guarantee | (135) | (42,543) | (2,963) |
| Refund of guarantee | 789 | 1,492 | 2,162 |
| Refund premiums | 353 | 1,998 | 2,351 |
| Net cash used in investing activities | (302,576) | (555,847) | (660,468) |
| **III. Cash flows from financing activities** | | | |
| Net increase in short-term debt | 19,999 | 2,000,000 | 1,000,000 |
| Proceeds from long-term loans payable | - | - | 2,000,000 |
| Net decrease in treasury stock | 10,909 | 11,443 | 27,256 |
| Cash dividends paid | (392,820) | (441,158) | (393,952) |
| Net cash provided by (used in) financing activities | (361,911) | 1,570,284 | 2,633,304 |
| **IV. Translation gain (loss) related to cash and cash equivalents** | (12,693) | 3,089 | 6,410 |
| **V. Net increase (decrease) in cash and cash equivalents** | 457,338 | (428,105) | 59,803 |
| **VI. Cash and cash equivalents at the beginning of the period (year)** | 4,677,766 | 4,737,569 | 4,677,766 |
| **VII. Cash and cash equivalents at the end of the period (year)** | 5,135,105 | 4,309,464 | 4,737,569 |

## NON-CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(1) Non-Consolidated Interim Balance Sheet

| | Interim period ended March 31, 2006 (as at March 31, 2006) | | Interim period ended March 31, 2007 (as at March 31, 2007) | | Year ended March 31, 2007 (as at March 31, 2007) | |
|---|---|---|---|---|---|---|
| | Amount (thousands of yen) | Component ratio (%) | Amount (thousands of yen) | Component ratio (%) | Amount (thousands of yen) | Component ratio (%) |
| **ASSETS** | | | | | | |
| **I. Current assets** | | | | | | |
| 1. Cash and deposits | 4,472,329 | | 4,030,514 | | 4,286,457 | |
| 2. Trade notes receivable | - | | 89,433 | | - | |
| 3. Trade accounts receivable | 280 | | 21,575,001 | | 155 | |
| 4. Inventories | 488 | | 4,193,083 | | 626 | |
| 5. Short-term loans to related companies | 7,400,090 | | - | | 10,774,531 | |
| 6. Deferred tax assets | 50,922 | | 382,572 | | 19,515 | |
| 7. Others | 283,141 | | 237,990 | | 278,432 | |
| Allowance for doubtful receivables | - | | (1,697) | | - | |
| Total current assets | 12,207,252 | 62.7 | 30,506,900 | 86.0 | 15,359,719 | 68.0 |
| **II. Fixed assets** | | | | | | |
| 1. Tangible fixed assets | | | | | | |
| (1) Buildings | 83,160 | | 78,388 | | 85,510 | |
| (2) Tools, furniture and fixtures | 15,224 | | 80,553 | | 14,392 | |
| Total tangible fixed assets | 98,384 | 0.5 | 158,942 | 0.4 | 99,903 | 0.4 |
| 2. Intangible fixed assets | 132,980 | 0.7 | 194,447 | 0.6 | 101,314 | 0.5 |
| 3. Investments and other assets | | | | | | |
| (1) Investment securities | 6,305,501 | | 3,048,994 | | 6,298,425 | |
| (2) Deferred tax assets | 32,676 | | 76,420 | | 32,621 | |
| (3) Others | 691,938 | | 1,486,894 | | 692,827 | |
| Allowance for doubtful receivables | - | | (1,446) | | - | |
| Total investments and other assets | 7,030,116 | 36.1 | 4,610,862 | 13.0 | 7,023,874 | 31.1 |
| Total fixed assets | 7,261,481 | 37.3 | 4,964,251 | 14.0 | 7,225,092 | 32.0 |
| **TOTAL ASSETS** | 19,468,733 | 100.0 | 35,471,151 | 100.0 | 22,584,811 | 100.0 |

| | Interim period ended March 31, 2006 (as at March 31, 2006) | | Interim period ended March 31, 2007 (as at March 31, 2007) | | Year ended March 31, 2007 (as at March 31, 2007) | |
|---|---|---|---|---|---|---|
| | Amount (thousands of yen) | Component ratio (%) | Amount (thousands of yen) | Component ratio (%) | Amount (thousands of yen) | Component ratio (%) |
| **LIABILITIES** | | | | | | |
| **I. Current liabilities** | | | | | | |
| 1. Trade accounts payable | - | | 7,493,102 | | - | |
| 2. Short-term loans payable | 3,000,000 | | 6,000,000 | | 4,000,000 | |
| 3. Accrued corporate income taxes | 11,988 | | 26,005 | | 19,513 | |
| 4. Allowance for bonuses | 26,741 | | 248,581 | | 27,284 | |
| 5. Allowance for officers' bonuses | 12,498 | | 36,300 | | - | |
| 6. Others | 76,702 | | 651,445 | | 121,964 | |
| Total current liabilities | 3,127,931 | 16.1 | 14,455,434 | 40.8 | 4,168,761 | 18.5 |
| **II. Fixed liabilities** | | | | | | |
| 1. Long-term debts | - | | 2,000,000 | | 2,000,000 | |
| 2. Others | 44,792 | | 58,561 | | 44,792 | |
| Total fixed liabilities | 44,792 | 0.2 | 2,058,561 | 5.8 | 2,044,792 | 9.0 |
| **TOTAL LIABILITIES** | 3,172,724 | 16.3 | 16,513,996 | 46.6 | 6,213,554 | 27.5 |
| **NET ASSETS** | | | | | | |
| **I. Shareholders' equity** | | | | | | |
| 1. Capital | 4,840,313 | 24.9 | 4,840,313 | 13.7 | 4,840,313 | 21.4 |
| 2. Additional paid-in capital | | | | | | |
| 1) Capital reserve | 6,181,300 | | 6,181,300 | | 6,181,300 | |
| Total additional paid-in capital | 6,181,300 | 31.7 | 6,181,300 | 17.4 | 6,181,300 | 27.4 |
| 3. Retained earnings | | | | | | |
| 1) Earned surplus reserve | 97,042 | | 97,042 | | 97,042 | |
| 2) Others retained earnings | | | | | | |
| General reserve | 3,830,500 | | 3,830,500 | | 3,830,500 | |
| Retained earnings brought forward from the previous year | 3,250,692 | | 5,660,555 | | 3,304,904 | |
| Total retained earnings | 7,178,234 | 36.9 | 9,588,097 | 27.0 | 7,232,446 | 32.0 |
| 4. Treasury stock | (1,904,005) | (9.8) | (1,868,475) | (5.3) | (1,883,049) | (8.3) |
| Total shareholders' equity | 16,295,843 | 83.7 | 18,741,235 | 52.8 | 16,371,010 | 72.5 |
| **II. Revaluation and exchange differences, etc.** | | | | | | |
| 1. Revaluation difference of other securities | 166 | 0.0 | 215,919 | 0.6 | 245 | 0.0 |
| Total revaluation and exchange differences, etc. | 166 | 0.0 | 215,919 | 0.6 | 245 | 0.0 |
| **TOTAL NET ASSETS** | 16,296,009 | 83.7 | 18,957,155 | 53.4 | 16,371,256 | 72.5 |
| **TOTAL LIABILITIES AND NET ASSETS** | 19,468,733 | 100.0 | 35,471,151 | 100.0 | 22,584,811 | 100.0 |

(2) Non-Consolidated Interim Statement of Income

(thousands of yen)

| | Interim period ended March 31, 2006 (as at March 31, 2006) | | Interim period ended March 31, 2007 (as at March 31, 2007) | | Year ended March 31, 2007 (as at March 31, 2007) | |
|---|---|---|---|---|---|---|
| I. Operating revenue | 454,822 | 100.0 | - | - | 911,424 | 100.0 |
| II. Operating expenses | 475,283 | 104.5 | - | - | 888,853 | 97.5 |
| 1. Selling, general and administrative expenses | 475,283 | | - | | 888,853 | |
| Operating income (loss) | (20,460) | (4.5) | - | - | 22,571 | 2.5 |
| I. Net sales | - | - | 25,502,275 | 100.0 | - | - |
| II. Cost of sales | - | - | 21,726,135 | 85.2 | - | - |
| Gross profit | - | - | 3,776,140 | 14.8 | - | - |
| III. Selling, general and administrative expenses | - | - | 2,124,232 | 8.3 | - | - |
| Operating income | - | - | 1,651,907 | 6.5 | - | - |
| IV. Non-operating revenue | 1,238,839 | 272.4 | 8,790 | 0.0 | 1,352,438 | 148.4 |
| V. Non-operating expenses | 11,760 | 2.6 | 78,612 | 0.3 | 51,848 | 5.7 |
| Ordinary income | 1,206,618 | 265.3 | 1,582,084 | 6.2 | 1,323,161 | 145.2 |
| VI. Special income | 27,000 | 5.9 | 1,333,493 | 5.2 | 27,000 | 2.9 |
| VI. Special loss | - | - | 317,257 | 1.2 | - | - |
| Income before income taxes and others | 1,233,618 | 271.2 | 2,598,321 | 10.2 | 1,350,161 | 148.1 |
| Corporate income taxes, inhabitant taxes and enterprise taxes | 1,687 | 0.4 | 2,904 | 0.0 | 28,002 | 3.1 |
| Interperiod tax allocation adjustment | 42,080 | 9.2 | (209,349) | (0.8) | 73,488 | 8.0 |
| Net income | 1,189,850 | 261.6 | 2,804,765 | 11.0 | 1,248,670 | 137.0 |

(3) Non-Consolidated Interim Statement of Changes in Shareholders' Equity, Etc.

For the interim period of the year ended March 31, 2007 (April 1, 2006 through September 30, 2006)

(thousands of yen)

| | Shareholders' equity | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Additional paid-in capital | | Retained earnings | | | | | |
| | | | | | Other retained earnings | | | | |
| | Capital | Capital reserve | Total additional paid-in capital | Earned surplus reserve | General reserve | Retained earnings brought forward from the previous year | Total retained earnings | Treasury stock | Total share-holders' equity |
| Balance as of March 31, 2006 | 4,840,313 | 6,181,300 | 6,181,300 | 97,042 | 3,830,500 | 2,482,883 | 6,410,425 | (1,917,871) | 15,514,167 |
| Changes during the period | | | | | | | | | |
| Distribution of surplus* | | | | | | (396,083) | (396,083) | | (396,083) |
| Officers' bonuses* | | | | | | (23,000) | (23,000) | | (23,000) |
| Net income | | | | | | 1,189,850 | 1,189,850 | | 1,189,850 |
| Acquisition of treasury stock | | | | | | | | (64) | (64) |
| Disposition of treasury stock | | | | | | (2,957) | (2,957) | 13,930 | 10,973 |
| Changes in items other than shareholders' equity during the period – net | | | | | | | | | |
| Total changes during the period | - | - | - | - | - | 767,809 | 767,809 | 13,866 | 781,676 |
| Balance as of September 30, 2006 | 4,840,313 | 6,181,300 | 6,181,300 | 97,042 | 3,830,500 | 3,250,692 | 7,178,234 | (1,904,005) | 16,295,843 |

| | Revaluation and exchange differences, etc. | | |
|---|---|---|---|
| | Revaluation difference of other securities | Total revaluation and exchange differences, etc. | Total net assets |
| Balance as of March 31, 2006 | - | - | 15,514,167 |
| Changes during the period | | | |
| Distribution of surplus* | | | (396,083) |
| Officers' bonuses* | | | (23,000) |
| Net income | | | 1,189,850 |
| Acquisition of treasury stock | | | (64) |
| Disposition of treasury stock | | | 10,973 |
| Changes in items other than shareholders' equity during the period – net | 166 | 166 | 166 |
| Total changes during the period | 166 | 166 | 781,842 |
| Balance as of September 30, 2006 | 166 | 166 | 16,296,009 |

* Item for the appropriation of retained earnings at the Ordinary General Meeting of Shareholders of the Company held in June 2006.

For the interim period of the year ending March 31, 2008 (April 1, 2007 through September 30, 2007)

(thousands of yen)

| | Shareholders' equity | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Additional paid-in capital | | Retained earnings | | | | | |
| | | | | | Other retained earnings | | | | |
| | Capital | Capital reserve | Total additional paid-in capital | Earned surplus reserve | General reserve | Retained earnings brought forward from the previous year | Total retained earnings | Treasury stock | Total share-holders' equity |
| Balance as of March 31, 2007 | 4,840,313 | 6,181,300 | 6,181,300 | 97,042 | 3,830,500 | 3,304,904 | 7,232,446 | (1,883,049) | 16,371,010 |
| Changes during the period | | | | | | | | | |
| Distribution of surplus | | | | | | (445,983) | (445,983) | | (445,983) |
| Net income | | | | | | 2,804,765 | 2,804,765 | | 2,804,765 |
| Acquisition of treasury stock | | | | | | | | (168) | (168) |
| Disposition of treasury stock | | | | | | (3,130) | (3,130) | 14,742 | 11,611 |
| Changes in items other than shareholders' equity during the period – net | | | | | | | | | |
| Total changes during the period | - | - | - | - | - | 2,355,651 | 2,355,651 | 14,573 | 2,370,225 |
| Balance as of September 30, 2007 | 4,840,313 | 6,181,300 | 6,181,300 | 97,042 | 3,830,500 | 5,660,555 | 9,588,097 | (1,868,475) | 18,741,235 |

| | Revaluation and exchange differences, etc. | | |
|---|---|---|---|
| | Revaluation difference of other securities | Total revaluation and exchange differences, etc. | Total net assets |
| Balance as of March 31, 2007 | 245 | 245 | 16,371,256 |
| Changes during the period | | | |
| Distribution of surplus | | | (445,983) |
| Net income | | | 2,804,765 |
| Acquisition of treasury stock | | | (168) |
| Disposition of treasury stock | | | 11,611 |
| Changes in items other than shareholders' equity during the period – net | 215,673 | 215,673 | 215,673 |
| Total changes during the period | 215,673 | 215,673 | 2,585,899 |
| Balance as of September 30, 2007 | 215,919 | 215,919 | 18,957,155 |

For the year ended March 31, 2007 (April 1, 2006 through March 31, 2007) (thousands of yen)

| | Shareholders' equity | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Additional paid-in capital | | Retained earnings | | | | | |
| | | | | | Other retained earnings | | | | |
| | Capital | Capital reserve | Total additional paid-in capital | Earned surplus reserve | General reserve | Retained earnings brought forward from the previous year | Total retained earnings | Treasury stock | Total share-holders' equity |
| Balance as of March 31, 2006 | 4,840,313 | 6,181,300 | 6,181,300 | 97,042 | 3,830,500 | 2,482,883 | 6,410,425 | (1,917,871) | 15,514,167 |
| Changes during the year | | | | | | | | | |
| Distribution of surplus* | | | | | | (396,083) | (396,083) | | (396,083) |
| Officers' bonuses* | | | | | | (23,000) | (23,000) | | (23,000) |
| Net income | | | | | | 1,248,670 | 1,248,670 | | 1,248,670 |
| Acquisition of treasury stock | | | | | | | | (815) | (815) |
| Disposition of treasury stock | | | | | | (7,565) | (7,565) | 35,637 | 28,072 |
| Changes in items other than shareholders' equity during the period – net | | | | | | | | | |
| Total changes during the year | - | - | - | - | - | 822,021 | 822,021 | 34,822 | 856,843 |
| Balance as of March 31, 2007 | 4,840,313 | 6,181,300 | 6,181,300 | 97,042 | 3,830,500 | 3,304,904 | 7,232,446 | (1,883,049) | 16,371,010 |

| | Revaluation and exchange differences, etc. | | |
|---|---|---|---|
| | Revaluation difference of other securities | Total revaluation and exchange differences, etc. | Total net assets |
| Balance as of March 31, 2006 | - | - | 15,514,167 |
| Changes during the year | | | |
| Distribution of surplus* | | | (396,083) |
| Officers' bonuses* | | | (23,000) |
| Net income | | | 1,248,670 |
| Acquisition of treasury stock | | | (815) |
| Disposition of treasury stock | | | 28,072 |
| Changes in items other than shareholders' equity during the period - net | 245 | 245 | 245 |
| Total changes during the year | 245 | 245 | 857,089 |
| Balance as of March 31, 2007 | 245 | 245 | 16,371,256 |

* Item for the appropriation of retained earnings at the Ordinary General Meeting of Shareholders of the Company held in June 2006.



END